Filed Pursuant to Rule 433

Registration Statement No. 333-196220-03

Dated November 3, 2014

Commonwealth Edison Company

First Mortgage 3.10% Bonds, Series 117, due 2024

November 3, 2014

Pricing Term Sheet

Issuer:	Commonwealth Edison Company

Ratings*:	A2 (Moody’s) / A- (S&P) / A- (Fitch)

Securities:	First Mortgage 3.10% Bonds, Series 117

Principal Amount:	$250,000,000

Trade Date:	November 3, 2014

Settlement Date:	November 10, 2014 (T+5)

Interest Payment Dates:	May 1 and November 1 of each year, commencing May 1, 2015

Maturity:	November 1, 2024

Coupon:	3.10%

Benchmark Treasury:	2.375% due August 15, 2024

Benchmark Treasury Price / Yield:	100-04 / 2.36%

Spread to Benchmark Treasury:	+75 basis points

Yield to Maturity:	3.11%

Price to Public:	99.915%

Redemption Provisions:	At any time prior to August 1, 2024, at a make whole price equal to the greater of (a) 100% of the principal amount or (b) discounted to the redemption date on a semi-annual basis at the Adjusted Treasury Rate plus 12.5 basis points; and on or after August 1, 2024, at 100% of the principal; plus, in each case, accrued and unpaid interest to, but excluding, the redemption date

CUSIP/ ISIN:	202795 JE1 / US202795 JE14

Joint Book-Running Managers:	RBC Capital Markets, LLC U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC CIBC World Markets Corp.

Senior Co-Manager:	SMBC Nikko Securities America, Inc.

Co-Managers:	Blaylock Beal Van, LLC Loop Capital Markets LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling RBC Capital Markets, LLC toll-free at (866) 375-6829, U.S. Bancorp Investments, Inc. toll-free at (877) 558-2607 or Wells Fargo Securities, LLC toll-free at (800) 645-3751.